

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

      Re: **Vishay Precision Group, Inc.**
              Amendment No. 1 to Registration Statement on Form S-3
              Filed May 24, 2011
              File No. 333-173461

Dear Sir/Madam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Securityholders, page 28

1.   Please expand your revisions added in response to prior comment 1 to clarify whether NMS and UBS A.G. acquired the notes in the ordinary course of business. Also, given the information in the table, tell us why the first bullet point regarding European Private Equity Investors only mentions warrants.

2.   We note your response to prior comment 3. Please reconcile note 3 to the table with the information in the table.

Exhibit 5.1

3.   We will continue to evaluate your response to prior comment 5 after you file the updated opinion mentioned in that response.

4.   We note your response to prior comment 6. With a view toward a clarified opinion, please ask counsel to tell us to whom it refers with the statement "representatives of the Company and others."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via facsimile): Roland Desilets